

June 30, 2010

Mr. Ron Howell
Chief Executive Officer
HST Global, Inc.
150 Research Drive
Hampton, VA 23666

**Re: HST Global, Inc.
Item 4.02 Form 8-K
Filed June 28, 2010
File No. 000-15303**

Dear Mr. Howell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02

1. Please note that you are required to provide your independent account with a copy of the Item 4.02 disclosure no later than the day that you file the disclosure with the Commission. Please obtain a letter from your independent accountant that states whether the independent accountant agrees with your Item 4.02 disclosures and amend your Form 8-K to file the letter as an exhibit thereto. Such letter must be filed within two business days of your receipt. Refer to Item 304(c) of Regulation S-K.

2. Please amend your Item 4.02 disclosure to state how and when you plan to resolve this non-reliance of your financial statements that were included in your Form 10-Q for the quarterly period ended March 31, 2010. Your disclosure should state whether and when you plan to amend your From 10-Q to specifically state that the financial statements were not reviewed and why they were not reviewed. Your disclosure should also state whether and when you plan to amend your Form 10-Q to include the reviewed financial statements. If you do not plan to make these amendments, please tell us why you do not believe these amendments are necessary.

3. Please confirm that you will reconsider your disclosure controls and procedures and internal controls over financial reporting in light of this non-reliance of your March 31, 2010 financial statements. Please also confirm that you will modify your disclosures under Item 4 of your amended Form 10-Q to reflect this reconsideration accordingly.

4. Please note that Item 4.02 are required to be furnished within four business days of determining that your financial statements should no longer be relied upon. Your failure to meet this deadline may disqualify you from filing certain 33 Act Forms in the future.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3659.

Sincerely,

Kei Nakada
Staff Accountant